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                           January 4, 2021

       Hana Khouri
       Chief Executive Officer
       Drive Shack Inc.
       218 W. 18th ST, 3rd Floor
       New York, New York 10011

                                                        Re: Drive Shack Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 23,
2020
                                                            File No. 333-251671

       Dear Ms. Khouri:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Michael Schwartz